Mail Stop 4561

        March 16, 2006

David Morgan
Managing Director and Chief Executive Officer
Westpac Banking Corporation
60 Martin Place
Sydney, NSW 2000, Australia

Re: Westpac Banking Corporation
 Form 20-F for the Fiscal Year Ended September 30, 2005
 File No. 001-10167

Dear Mr. Morgan:

We have completed our review of your Form 20-F and related filings
and have no further comments at this time.

        Sincerely,

        Joyce Sweeney
        Accounting Branch Chief